# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vertical Aerospace Ltd., CIK 0001867102
CUSIP: G9471C107
Title of class of securities: Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: UNIT 1 CAMWAL COURT, CHAPEL STREET, BRISTOL, United Kingdom (X0), BS2 0UW
Date of event which requires filing of this statement: 03/24/2025
Amends the filing with accession number 0001193125-24-081594
Filed by CIK 0001911254
Persons authorized to receive notices and communications: Benjamin Nutbeam, Level 4, 9 Pembridge Road,, Notting Hill, London, United Kingdom (X0), W11 3JY, 4478-0265-9250

## Reporting persons
- Fitzpatrick Stephen James (CIK 0001911254): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF); sole voting power 15,286,923; shared voting power 5,200,000; sole dispositive power 15,286,923; shared dispositive power 5,200,000; aggregate amount beneficially owned 20,486,923 (22.88% of the class)
  Comment: The amount reported in rows 8 and 10 in the table above represents (i) 5,000,000 ordinary shares, par value $0.001 per share ('Ordinary Shares'), issuable to Imagination Aero Investment Ltd. ('Imagination Aero') upon the exercise of outstanding warrants held by Imagination Aero (the 'Warrants') and (ii) 200,000 Ordinary Shares held by Imagination Aero. Stephen Fitzpatrick ('SF') is the sole managing member and beneficial owner of Imagination Aero. The foregoing gives effect to Vertical Aerospace Ltd.'s (the 'Issuer') one-for-ten reverse stock split of the Ordinary Shares effected on September 20, 2024 (the 'Reverse Split').
  
  The percentage used herein is calculated based on 84,552,721 Ordinary Shares outstanding after giving effect to the shares issued in the Issuer's public offering of Units, as reported on Form 20-F filed on March 11, 2025, together with the 5,000,000 Ordinary Shares issuable to Imagination Aero upon exercise of the Warrants.
- IMAGINATION AERO INVESTMENT LTD.: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF); sole voting power 0; shared voting power 5,200,000; sole dispositive power 0; shared dispositive power 5,200,000; aggregate amount beneficially owned 5,200,000 (5.81% of the class)
  Comment: The amount reported in rows 8 and 10 in the table above represents (i) 5,000,000 Ordinary Shares issuable to Imagination Aero upon the exercise of outstanding Warrants and (ii) 200,000 Ordinary Shares held by Imagination Aero. SF is the sole managing member and beneficial owner of Imagination Aero. The foregoing gives effect to the Reverse Split.
  
  The percentage used herein is calculated based on 84,552,721 Ordinary Shares outstanding after giving effect to the shares issued in the Issuer's public offering of Units, as reported on Form 20-F filed on March 11, 2025, together with the 5,000,000 Ordinary Shares issuable to Imagination Aero upon exercise of the Warrants.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.001 per share
Name of issuer: Vertical Aerospace Ltd.
Address of issuer's principal executive offices: UNIT 1 CAMWAL COURT, CHAPEL STREET, BRISTOL, United Kingdom (X0), BS2 0UW
Comment: EXPLANATORY NOTE - This Amendment No. 5 to the statement on Schedule 13D (this "Amendment") amends the Schedule 13D originally filed with the Securities and Exchange Commission on March 22, 2024, as amended by Amendment No. 1 filed on November 25, 2024, Amendment No. 2 filed on December 17, 2024, Amendment No. 3 filed on December 26, 2024 and Amendment No. 4 filed on January 31, 2025 (as so amended prior to the date hereof, the "Original Schedule 13D" and, as amended by this Amendment, the "Schedule 13D"), which relates to the ordinary shares, par value $0.001 per share (the "Ordinary Shares"), of Vertical Aerospace Ltd., a Cayman islands exempted company incorporated with limited liability (the "Issuer"). Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D. Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged. All share numbers reported in this Amendment give effect to the Issuer's one-for-ten reverse stock split of its Ordinary Shares effected on September 20, 2024.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended by amending and restating the third paragraph of the Original Schedule 13D as follows:

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes. The Reporting Persons review their investment in the Issuer on a continuing basis. In light of SF's substantial position in the Issuer's securities, SF has determined that it is appropriate to re-balance SF's aggregate exposure to the Company securities. Accordingly, SF intends to effect a partial re-balancing of his exposure by selling a portion of the Issuer's securities that he holds from time to time, as he determines appropriate depending upon market conditions. SF's sales of securities in connection with such re-balancing may be conducted in the open market (including, without limitation, under Rule 144 and/or pursuant to the resale registration statement filed by the Issuer), in privately negotiated transactions or otherwise. The Reporting Persons intend to continue to evaluate the Issuer's financial position and strategic direction and nothing in the foregoing shall prevent the Reporting Persons, depending on various factors, from determining in the future to acquire additional securities of the Issuer or to dispose of additional securities of the Issuer.

## Signatures
- Fitzpatrick Stephen James: /s/ Stephen Fitzpatrick, Stephen Fitzpatrick (03/24/2025)
- IMAGINATION AERO INVESTMENT LTD.: /s/ Stephen Fitzpatrick, Director (03/24/2025)